January 27, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. David R. Humphrey, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

Re:	Advanced Media Training, Inc. Form 10-KSB for the year ended May 31, 2005 Commission File No.: 000-50333

Dear Mr. Humphrey:

        This letter is provided to you on behalf of Advanced Media Training, Inc. (the “Company”) in response to your letter dated January 23, 2006.

Financial Statements

Balance Sheet, page 22

1.        We note from your balance sheet presentation that you acquired a license agreement during fiscal 2005. Supplementally explain to us and revise your disclosure to include a description of this license agreement, the period over which you are amortizing this agreement, and why you believe such period is appropriate.

            During June 2004, the Company acquired the license to produce and distribute a training video entitled “Workteams and The Wizard of Oz” for the sum of $30,000. This license agreement is being amortized over 10 years, the life of the agreement, for a total of $3,000 annually. The Company feels this amortization period is appropriate as sales from this product are estimated to remain constant throughout the life of the agreement.

Statements of Operations, page 23

2.        We note from your disclosure in Item 10 that your president and principal shareholder, Buddy Young, receives no monetary compensation. Supplementally explain to us how you have considered the market value of his services in your income statement. Refer to SAB Topic 5T for guidance.

Mr. David R. Humphrey, Branch Chief
January 27, 2006

            The Company has not imputed and included the market value of Mr. Young’s services in their income statement. In the past, the Company issued stock to each of the officers and directors for services rendered. At the time of issuance, the Company’s stock did not have a market value. Currently, the values of Mr. Young’s services are not considered material to the income statement as the primary executive duties are performed by Howard Young.

Statements of Cash Flow, page 25.

3.        Present advances and repayments related to borrowings from shareholders on a “gross basis. See guidance in paragraphs 75 and 79 of SFAS 95.

            In response to this comment, the Company will, if requested by the Staff, amend Form 10-KSB for the year ended May 31, 2005 as follows:

	May 31, 2005	May 31, 2004
Proceeds from, loan payable shareholder	$231,000	$195,375

4.        We note that you received $15,000 cash contributed to capital during the fiscal year ended May 31, 2005. Supplementally tell us the circumstances surrounding this cash contribution and whether it was received from a related party.

            During June 2004, the Company received $15,000 from an unrelated third party, which was used in the acquisition of the license agreement mentioned in comment 1 above. The unrelated party is entitled to receive fifty percent, after distribution expenses have been deducted, of the revenues resulting from sales of the training video, “Workteams and the Wizard of Oz” film. The amount was recorded as a contribution of capital as the agreement required neither repayment nor minimum revenues to be earned.

Note 2 – Note Payable to Shareholder, page 29.

5.        We note that, in April 2003, you converted approximately $409,000 of debt owed to Buddy Young, your president, into 1,000,000 shares of common stock. We also note you currently have an agreement with Mr. Young under which he has agreed to lend up to $600,000 at 8% interest through December 31, 2006, and that you currently have approximately $446,000 outstanding under the arrangement. Supplementally explain to us how you plan to satisfy your obligation under this note on December 31, 2006.

            The Company plans to satisfy this obligation under this note on December 31, 2006 by either cash received from a future private placement of the Company’s equity or convert a portion or all of the debt into equity. Mr. Young has indicated that he is willing to accept stock if such a private placement is not consummated.

Mr. David R. Humphrey, Branch Chief
January 27, 2006

Note 3 – Line of Credit, page 29.

6.        Disclose the expiration date of this line of credit. In addition, in the Liquidity and Capital Resources section of your MD&A, add similar disclosure and also discuss how you plan to satisfy this obligation.

            The Company’s line of credit is renewed annually on the anniversary date, June 30, for a period of one year. The Company plans to satisfy this obligation by either cash received from a future private placement or cash generated from current and future revenues. As disclosed in the Form 10-KSB, the note is personally guaranteed by Mr. Young.

Item 8A – Controls and Procedures, page 31

7.        We note from your disclosure under Item 8A – Controls and Procedures, that you have concluded your disclosure controls and procedures are not effective, and that you are currently exploring ways to improve your accounting procedures to ensure accuracy. Supplementally tell us what you have done since your Form 10-KSB was issued to move your internal controls and procedures toward being effective.

            Since the filing of its Form 10-KSB, the Company has improved its accounting procedures by requiring management to take an active role in the accounting department through review of reconciliations and separation of duties. Additionally, the Company hired a new bookkeeper, whom possesses a greater knowledge of the necessary accounting procedures and in addition hired an outside consultant to assist in our public reporting and disclosure requirements.

            Please contact me if you require any further information.

Sincerely, /S/ BUDDY YOUNG _______________________ Chief Financial Officer